Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2018 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – March 13, 2019 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the fourth quarter and full year ending December 31, 2018.

Evogene has published in addition to the press release for the financial results, its annual Letter to the Shareholders. In this Letter is outlined Evogene’s overall strategy, the progress achieved in 2018 and its plans looking forward to 2019. The Letter is available for viewing on Evogene’s website at: http://www.evogene.com/investor-relations/press-releases/

Ofer Haviv, Evogene's President and CEO, stated: “The Letter we issued today, as stated, includes a comprehensive overview of our strategy and its implementation, as well as key highlights in 2018. Therefore, this press release will focus on recent developments in the Company’s activities, some expectations for 2019 and the financial results for the fourth quarter and full year of 2018. I urge all of our shareholders to read this Letter, if they have not already done so already.”

Recent Developments:

-
Establishment of Lavie Bio, a subsidiary focused on ag-biologicals. Evogene’s activities relating to discovery, optimization and development of sustainable ag-biological products are being transferred to this new subsidiary.

-	Appointment of Dr. Adrian Percy to Evogene’s board of directors.

-	Promising results in bio-stimulants for corn and wheat in 2018 field trials.

-	Advancement in the development of bio-pesticides focusing on specialty crops – hits have shown promising results and will be examined in additional field trials.

Expectations for 2019 include:

-	AgPlenus – to reach an initial Lead in our novel MoA herbicide product program, and discovery of novel molecules (Hits) for insecticides.

-	Lavie Bio – to optimize and develop formulation and fermentation capabilities; examining performance of lead candidates in field trials in target locations, mainly in the USA.

-	Ag-Seeds division – insect control toxins are expected to undergo validation in target crops.

-	Biomica – to enter pre-clinical studies in its immuno-oncology program.

-	Evofuel – to advance to commercial scale field trials, with fully mechanized harvesting, in target locations, Argentina and Brazil.

Evogene will continue to examine new areas, where it can create additional value in a relatively short time. In addition, with respect to new collaborations, there will be an increased focus on strategic relationships for joint product development.

“Looking forward, we expect 2019 to be a pivotal year, as we further develop our product pipelines and continue to evolve our organization. We expect to finalize the new organizational structure while strengthening Evogene’s positioning as a technological hub.  In parallel, each subsidiary will continue its efforts with respect to its internal pipelines, existing and new collaborative activities, while securing additional financial resources, if and when needed.” – Mr. Haviv added

Financial results for the periods ending December 31, 2018:

Cash position:  As of December 31, 2018, Evogene had approximately $54.5 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of approximately $17.3 million during the full year of 2018 and approximately $3.7 million during the fourth quarter of 2018. Excluding the impact of the USD/ILS exchange rate, the net cash usage during the full year of 2018 would have been $16.6 million – in line with the company’s revised forecast.

During the fourth quarter of 2018, Evogene converted US Dollar denominated marketable securities to Israeli Shekels, as most of the Company’s expenses are Israeli Shekel based. The translation of the Shekel based cash balance to US Dollars, the Company’s reporting currency, at the end of the period, impacted the reported US Dollars cash balance by $0.7 million.

The Company estimates that its net cash usage in 2019 will be in the range of $16 to $18 million dollars, assuming that no external financial resources are secured, such as through collaborations or external fund raising. This forecast is derived from the advancement of the Company's activities to later stages of product development, which include field trials and pre-clinical studies provided by third parties. This effect is moderated by operating efficiencies achieved with the new corporate structure. The Company does not have bank debts.

Revenues primarily consist of research and development payments. These revenues represent R&D cost reimbursement under our various collaboration agreements, as reflected in our cost of revenues. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the full year of 2018 was approximately $0.3 million in comparison to approximately $0.5 million during the full year of 2017. Gross profit for the fourth quarter of 2018 was approximately $0 in comparison to approximately $100 thousand for the fourth quarter of 2017.

R&D expenses for the full year of 2018 were approximately $14.7 million in comparison to approximately $17.0 million for the full year of 2017. R&D expenses for the fourth quarter of 2018 were approximately $3.9 million in comparison to approximately $4.7 million for the fourth quarter of 2017. R&D expenses decreased following operating efficiencies achieved as a result of the ongoing implementation of the new corporate structure, which was initiated at the beginning of 2018.

Operating loss for the full year of 2018 was approximately $20.0 million in comparison to approximately $21.9 million in the full year of 2017. Operating loss for the fourth quarter of 2018 was approximately $5.3 million in comparison to approximately $6.0 million in the fourth quarter in 2017. The decrease in operating loss was mainly due to the decrease in R&D expenses as described above and a decrease in G&A expenses, which were partially offset by an increase in the business development expenses.

The net financing expenses for the full year of 2018 were approximately $0.8 million in comparison to net financing income of approximately $1.1 million during the full year of 2017. The net financing expenses for the fourth quarter of 2018 were approximately $0.6 million in comparison to net financing expenses of approximately $0.2 million in the comparable quarter in 2017. The increase in the net financing expenses in the fourth quarter is due to the impact of the changes in the USD/ILS exchange rate, as described above.

Loss for the full year of 2018 remained stable at $20.8 million in comparison to the full year of 2017. Loss in the fourth quarter of 2018 decreased to approximately $5.8 million compared to approximately $6.2 million in the fourth quarter in 2017.

Conference Call & Webcast Details:

Evogene’s management will host a conference call to discuss the results at 09:00 AM Eastern time, 15:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through March 13, 2019, and an archive of the webcast will be available on the Company’s website through March 24, 2019.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Nir Zalik	Vivian Cervantes
IR Director	PCG Investor Relations
IR@evogene.com	vivian@pcgadvisory.com
972-8-931-1900	646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of December 31,
	2018	2017
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,810	$3,435
Marketable securities	26,065	59,940
Short-term bank deposits	22,592	8,380
Trade receivables	160	132
Other receivables and prepaid expenses	861	904

	55,488	72,791
LONG-TERM ASSETS:
Long-term deposits	19	19
Property, plant and equipment, net	3,187	4,792

	3,206	4,811

	$58,694	$77,602
CURRENT LIABILITIES:
Trade payables	$1,015	$1,110
Liabilities in respect of government grants	988	104
Deferred revenues and other advances	412	516
Other payables	3,016	2,934

	5,431	4,664
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,898	3,438
Deferred revenues and other advances	28	89
Severance pay liability, net	31	33

	2,957	3,560
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,754,297 and 25,750,547 shares at December 31, 2018 and 2017, respectively	142	142
Share premium and other capital reserves	187,701	186,268
Accumulated deficit	(137,790)	(117,032)

Equity attributable to equity holders of the Company	50,053	69,378

Non-controlling interests	253	-

Total equity	50,306	69,378

	$58,694	$77,602

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited

Revenues	$1,747	$3,381	$635	$734
Cost of revenues	1,452	2,845	627	634

Gross profit	295	536	8	100

Operating expenses:

Research and development, net	14,686	16,987	3,858	4,668
Business development	2,084	1,686	474	422
General and administrative	3,514	3,810	943	1,029

Total operating expenses	20,284	22,483	5,275	6,119

Operating loss	(19,989)	(21,947)	(5,267)	(6,019)

Financing income	1,413	2,125	217	356
Financing expenses	(2,206)	(1,005)	(783)	(561)

Financing income (expenses), net	(793)	1,120	(566)	(205)

Loss before taxes on income	(20,782)	(20,827)	(5,833)	(6,224)
Taxes on income (tax benefit)	30	11	(4)	-

Loss	$(20,812)	$(20,838)	$(5,829)	$(6,224)

Attributable to:
Equity holders of the Company	(20,758)	(20,838)	(5,801)	(6,224)
Non-controlling interests	(54)	-	(28)	-

	$(20,812)	$(20,838)	$(5,829)	$(6,224)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.81)	$(0.81)	$(0.23)	$(0.24)

Weighted average number of shares used in computing basic and diluted loss per share	25,753,411	25,673,276	25,754,297	25,750,179

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited
Cash flows from operating activities

Loss	$(20,812)	$(20,838)	$(5,829)	$(6,224)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	2,020	2,145	513	521
Share-based compensation	1,731	2,244	360	596
Net financing expenses (income)	694	(1,454)	544	125
Taxes on income (tax benefit)	30	11	(4)	-

	4,475	2,946	1,413	1,242

Changes in asset and liability items:

Decrease (increase) in trade receivables	(28)	37	76	836
Decrease in other receivables	95	221	716	44
Decrease (increase) in long-term deposits	-	(6)	2	(4)
Increase (decrease) in trade payables	(114)	(86)	303	295
Increase in other payables	51	138	345	259
Decrease in deferred revenues and other advances	(165)	(500)	(194)	(505)

	(161)	(196)	1,248	925

Cash received (paid) during the period for:

Interest received	1,360	2,173	221	491
Taxes paid	(23)	(14)	-	-

Net cash used in operating activities	(15,161)	(15,929)	(2,947)	(3,566)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited
Cash flows from investing activities

Purchase of property, plant and equipment	$(374)	$(590)	$(118)	$(148)
Proceeds from sale of marketable securities	63,639	22,737	30,205	8,925
Purchase of marketable securities	(31,700)	(11,659)	(17,299)	(5,451)
Proceeds from (investment in) bank deposits, net	(14,212)	4,757	(10,092)	1,137

Net cash provided by investing activities	17,353	15,245	2,696	4,463

Cash flows from financing activities

Proceeds from exercise of options	9	683	-	1
Proceeds from government grants	354	339	133	73
Repayment of government grants	(66)	(208)	(1)	-

Net cash provided by financing activities	297	814	132	74

Exchange rate differences - cash and cash equivalent balances	(114)	69	219	7

Increase in cash and cash equivalents	2,375	199	100	978

Cash and cash equivalents, beginning of the period	3,435	3,236	5,710	2,457

Cash and cash equivalents, end of the period	$5,810	$3,435	$5,810	$3,435